SECU 06051335 ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38098

RECEIVED DEC 0 2006

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/05 AND ENDING 10/31/06
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ARLINGTON SECURITIES, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 MARINE LANE
(No. and Street)

ST LOUIS MO 63146-2236
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BOB HILLARD 314-878-1954
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRIAN G. TOENNIES & ASSOCIATES, P.C.
(Name – *if individual, state last, first, middle name*)

9730 EAST WATSOB ROAD ST LOUIS MO 63126
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 1 2 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ROBERT E HILLARD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ARLINGTON SECURITES, INC, as of OCTOBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BETTY A. HILLARD
Notary Public - Notary Seal
STATE OF MISSOURI
St. Louis County
My Commission Expires Jan. 28, 2007

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Brian G. Toennies & Associates, P.C.
9730 East Watson
St. Louis, MO 63126

Independent Auditor's Report

November 20, 2006

Board of Directors
Arlington Securities, Inc.
140 Marine Lane
St. Louis, Missouri 63146-2236

We have audited the accompanying Statement of Financial Condition of Arlington Securities, Inc., as of October 31, 2006, and the related Statements of Operations, Changes in Shareholder's Equity, Changes in Liabilities Subordinated to Claims of General Creditors and Cash Flows for the year then ended. These Financial Statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these Financial Statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Financial Statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall Financial Statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the Financial Statements referred to above present fairly, in all material respects, the financial position of Arlington Securities, Inc., at October 31, 2006, and the results of its operations and cash flow for the year then ended, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic Financial Statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic Financial Statements, but is supplementary information required by rule 17a-5 for the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the audit of the basic Financial Statements and, in our opinion, is fairly stated in all material respects in relation to the basic Financial Statements taken as whole.

Brian Toennies & Associates

Brian G. Toennies & Associates, P.C.

Arlington Securities Inc.

Statement of Financial Condition

October 31, 2006

ASSETS

Cash in Bank	$ 70,805
Receivable from Brokers and Dealers	41,408
Prepaid Expenses	6,613
Market Value of Investments (See Note 1)	100,000
Total Assets	$218,826

LIABILITIES AND SHAREHOLDER'S EQUITY

Payable to Brokers	37,164
Accrued Compensation and Benefits	47,555
Income Taxes Payable	42
Other Payables and Accrued Expenses	4,931
Total Liabilities	$ 89,692
Shareholder's Equity	
Capital Stock (See Note 2)	23,850
Retained Earnings	105,284
Total Shareholder's Equity	129,134
Total Liabilities and Shareholder's Equity	$218,826

See Notes to Financial Statements

Arlington Securities Inc.

Statement of Operations

Year Ended October 31, 2006

Revenues:	
Mutual Fund and Variable Contract Commissions	$ 1,652,225
Stock and Bond Commissions	34,051
Investment Advisory Fees	18,672
Investment Income (Loss)	17,515
	1,722,463
Expenses:	
Commissions to Independent Contractors	992,742
Officer Compensation and Benefits	287,911
Employee Compensation and Benefits	103,309
Employer Contribution to Pension Plan (See Note 6)	244,250
Insurance	34,782
Clearing Expense (See Note 3)	13,538
Office Supplies and Equipment	11,839
Regulatory Fees and Expenses	12,616
Postage	3.850
Advertising and Promotion	8,695
Telephone & Communications	3,952
Subscriptions	1,188
Professional Fees	3,799
Other Operating Expenses	1,703
	1,724,174
Income Before Income Taxes	(1,711)
Income Tax	-
Net Income (Loss)	$ (1,711)

See Notes to Financial Statements

Arlington Securities Inc.

Statement of Changes in Shareholder's Equity

Year Ended October 31, 2006

	Capital Stock	Retained Earnings	Total Equity
Balances at November 1, 2005	$23,850	$106,995	$130,845
Net Income	--	(1,711)	(1,711)
Balances at October 31, 2006	$23,850	$105,284	$129,134

See Notes to Financial Statements

Arlington Securities Inc.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Year Ended October 31, 2006

Subordinated liabilities at November 1, 2005	$ 0
Increases (decreases)	0
Subordinated liabilities at October 31, 2006	$ 0

See Notes to Financial Statements

Arlington Securities Inc.

Statement of Cash Flows

Year Ended October 31, 2006

<u>Operating Activities</u>	
Net Income	$ (1,711)
Adjustments to reconcile net income to net cash provided by operating activities:	
Net Realized and Unrealized income from investments	(13,717)
Decrease (increase) in assets:	
Receivable from Brokers and Dealers	(17,645)
Prepaid Expenses	(1,754)
Increase (decrease) in liabilities:	
Payable to Brokers	13,043
Accrued Compensation and Benefits	(9,978)
Other Payables and Accrued Expenses	(342)
Net Cash Provided (used) in Operating Activities	(32,104)
<u>Investing Activities</u>	
Purchase of Investments	(103,798)
Sale of Investments	121,242
Net cash from (used in) investing activities	17,444
Net increase (decrease) in cash	(14,660)
Cash at beginning of year: November 1, 2005	85,465
Cash at end of year: October 31, 2006	$ 70,805

See Notes to Financial Statements

Arlington Securities Inc.

Notes to Financial Statements

Year Ended October 31, 2006

Note 1 - **Investments:**

All investments are considered trading investments and are recorded as market value of investments on the Balance Sheet. Interest, dividends, realized and unrealized gains and losses are included as investment income (loss) on the Income Statement.

Note 2 - **Capital Stock:**

The authorized, issued, and outstanding shares of capital stock at October 31, 2006, consists of Common stock, par value $1; authorized 50,000 shares; issued and outstanding 23,850 shares.

Note 3 - **Agreements with Clearing Organizations:**

Arlington Securities has a fully disclosed clearing agreement with LaSalle Street Securities, Inc. The clearing agreement requires compliance with various terms by both parties.

Note 4 - **Net Capital Requirements:**

Arlington Securities is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, or $5,000, whichever is greater. At October 31, 2006, Arlington Securities had net capital of $95,622, which was $89,643 in excess of its minimum required net capital of $5,979.

Note 5 - **Securities Investor Protection Corporation:**

Arlington Securities is a member of the Securities Investor Protection Corporation and has filed all assessment forms as required. The general assessment of $150 was paid January 13, 2006 for the period ending December 31, 2006.

See Notes to Financial Statements

Note 6 - **Pension Plan**

Arlington Securities has a funded and unfunded noncontributory defined benefit pension plan that covers substantially all of its employees. The plan provides defined benefits based on years of service and final average salary. The plan became effective 11/1/01. The plan invests entirely in equity securities in the form of managed mutual fund shares. The long-term rate-of-return on assets has been determined by an enrolled actuary based upon historical return.

	2006
Present Value of Accrued Benefits	$794,097
Fair Value of Plan Assets	900,995
Funded Status of Plan	106,898
Present Value of Vested Benefits	787,920
Employer Contribution	$ 244,500
Participant Contribution	$ 0
Benefits Paid	$ 0

The plan was 100% invested in an equity-oriented mutual fund at October 31, 2006.

The present value of vested accrued benefits was $787,920 at October 31, 2006.

The oldest employee will reach the normal benefits retirement age in January 2010.

The actuarially computed minimum required contribution for next year is zero. However, $200,000 has been budgeted to be contributed to the pension plan during the next fiscal year, which is less than the maximum deductible contribution.

No amounts from the plan are recognized in the Statement of Financial Condition.

The Employer Contribution to Pension Plan Expense was recognized in the Statement of Operation.

Weighted average assumption used to determine periodic benefit cost:

Investment Earnings:	2006
Pre-Retirement	7.00%
Post Retirement	6.00%
Salary Appreciation	
Rate Increase	0%

The pension plan fiscal year ends October 31st annually.

See Notes to Financial Statements

Arlington Securities Inc.

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of October 31, 2006

NET CAPITAL	
Total shareholder's equity	$129,136
Deduct shareholder's equity not allowable for net capital	0
Total shareholder's equity qualified for net capital	129,136
Additions	0
Total Capital	129,136
Deductions and/or changes	
Total Non-allowable assets	18,512
Net capital before haircuts on securities positions	110,622
Haircuts on securities [computed, where applicable, pursuant to rule 15c3-1(f)]	15,000
Net Capital	$ 95,622
AGGREGATE INDEBTEDNESS	
Items included in Statement of Financial Condition	
Payable to brokers and dealers	$ 37,164
Other accounts payables and accrued expenses	52,528
	$ 89,692
Less adjustment	0
Total aggregate indebtedness	$ 89,692

See Notes to Financial Statements

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net capital required	$ 5,979
Excess net capital	$89,643
Excess net capital at 1000%	$86,652
Percentage of Aggregate indebtedness to net capital	94%

RECONCILIATION WITH CORPORATION'S COMPUTATION
(included in Part II of Form X-17A-5 as of October 31, 2006)

Net capital, as reported in Corporation's Part II (Unaudited) FOCUS report	$95,622
Net capital per above	$95,622

See Notes to Financial Statements

Arlington Securities Inc.

Schedule II
Exemptive Provision Under Rule 15c3-3 of the Securities and Exchange Commission

As of October 31, 2006

No customer accounts are carried by Arlington Securities. All customer transactions were introduced to National Financial Services (NFSC) through LaSalle Street Securities, Inc., on a fully disclosed basis.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	Not Applicable
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	Not Applicable
Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts	Not Applicable

See Notes to Financial Statements

A S I COPY
ORIGINAL

Phone (314) 842-0477
Toll Free: (877) 842-0477
Fax (314) 842-0478
Illinois Home Office (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com

Brian G. Toennies & Assoc.

Brian G. Toennies
Certified Public Accountant
9730 East Watson
St. Louis, Missouri 63126

October 23, 2006

Arlington Securities, Inc
140 Marine Lane
St. Louis, MO 63146

We are pleased to confirm our understanding of the services we are to provide for Arlington Securities, Inc. for the year ended September 30, 2006.

We will audit the balance sheet of Arlington Securities, Inc. as of September 30, 2006, and the related statements of income and retained earnings, and cash flows, for the year then ended.

The objective of our audit is the expression of an opinion about whether your financial statements are fairly presented, in all material respects, in conformity with U.S. generally accepted accounting principles. Our audit will be conducted in accordance with U.S. generally accepted auditing standards and will include test of your accounting records and other procedures we consider necessary to enable us to express such an opinion. If our opinion is other than unqualified, we will discuss the reasons with you in advance. If, for any reason, we are unable to complete the audit or are unable to form or have not formed an opinion, we may decline to express an opinion or to issue a report as a result of the engagement.

Our procedures will include tests of documentary evidence supporting the transactions recorded in the accounts, test of physical existence of inventories, and direct confirmation of receivables and certain other assets and liabilities by correspondence with selected customers, creditors, and financial institutions. We may also request written representation from your attorneys as part of the engagement, and they may bill you for responding to this inquiry. At the conclusion of our audit, we will require certain written representations from you about the financial statements and related matters.

An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements; therefore, our audit will involve judgment about the number of transactions to be examined and the areas to be tested. Also, we will plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether from errors, fraudulent financial reporting, misappropriation of assets, or violations of laws or governmental regulations that are attributable to the entity or to acts by management or employees acting on behalf of the entity. Because an audit is designed to provide reasonable, but not absolute, assurance and because we will not perform a detailed examination of all transactions,

there is a risk that material misstatements may exist and not be detected by us. In addition, an audit is not designed to detect immaterial misstatements or violations of laws or governmental regulations that do not have a direct and material effect on the financial statements. However, we will inform you of any material errors that come to our attention, and we will inform you of any fraudulent financial reporting or misappropriation of assets that comes to our attention. We will also inform you of any violations of laws or governmental regulations that come to our attention, unless clearly inconsequential. Our responsibility as auditors are limited to the period covered by our audit and does not extend to any later periods for which we are not engaged as auditors.

Our audit will include obtaining an understanding of internal control sufficient to plan the audit and to determine the nature, timing, and extent of audit procedures to be performed. An audit is not designed to provide assurance on internal control or to identify reportable conditions, that is, significant deficiencies in the design or operation on internal control. However, during the audit, if we become aware of such reportable conditions, we will communicate them to you.

You are responsible for making all financial records and related information available to us and for the accuracy and completeness of that information. We will advise you about appropriate accounting principles and their application and will assist in the preparation of you financial statements, but the responsibility for the financial statements remains with you. The responsibility includes the establishment and maintenance of adequate records and effective internal controls over financial reporting, the selection and application of accounting principles, and the safeguard of assets. You are responsible for adjusting the financial statements to correct material misstatements and for confirming to us in the management representation letter that the effects of any uncorrected misstatements aggregated by us during the current engagement and pertaining to the latest period presented are immaterial, both individually and in the aggregate, to the financial statements take in a whole. You are also responsible for identifying and ensuring that the entity complies with applicable laws and regulations.

We understand that your employees will prepare all cash, accounts receivable, and other confirmations we request and will locate any documents selected by us for testing.

We expect to begin our audit on approximately October 30, 2006 and to complete and issue our report no later than November 30, 2006.

We estimate that our fees for these services will be no more than $1500 for the audit. The fee estimate is based on anticipated cooperation form your personnel and the assumption that unexpected circumstances will not be encountered during the audit. If significant additional time is necessary, we will discuss it with you and arrive at a new fee estimate before we incur the additional costs. Our invoices for these fees will be rendered each month as work progresses and are payable on presentation. In accordance with our firm policies, work may be suspended if your account becomes sixty days or more overdue and will not be resumed until your account is paid in full. If we elect to terminate our services for nonpayment, our engagement will be deemed to have been

completed upon written notification of termination, even if we have not completed our report. You will be obligated to compensate us for all time expended and to reimburse us for all out of pocket expenditures through the date of termination.

We appreciate the opportunity to be of service to you and believe this letter accurately summarizes the significant terms of our engagement. If you have any questions, please let us know. If you agree with the terms of our engagement as described in this letter, please sign the enclosed copy and return it to us.

Very truly yours,

RESPONSE:

This letter correctly set forth the understanding of Arlington Securities, Inc.

Officer Signature: ______________________

Title: PRESIDENT

Date: 11/20/06